

March 25, 2021

Eric Scheyer
Chief Executive Officer
Star Peak Energy Transition Corp.
1603 Orrington Avenue, 13th Floor
Evanston, Illinois 60201

> **Re: Star Peak Energy Transition Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed March 25, 2021**
> **File No. 333-251397**

Dear Mr. Scheyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-4

Exhibit 23.1, page II-6

1.   Star Peak's auditors' consent refers to Registration Statement Amendment No. 3 on Form S-4 rather than Amendment No. 4 on Form S-4. Please make arrangements with the auditor to revise their consent and, if they refer to an amendment, to refer to the appropriate amendment.

You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Sherry Haywood at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matthew R. Pacey